Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 7, 2024

Re:	Pony AI Inc. Registration Statement on Form F-1 CIK No. 0001969302

Joseph Cascarano

Robert Littlepage

Mariam Mansaray

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pony AI Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company“), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 5, 2024 on the Company’s registration statement on Form F-1 publicly filed on October 17, 2024 (the “Registration Statement”), as well as its additional responses to the comment 11 contained in the Staff’s letter dated October 7, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on September 9, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (“Registration Statement Amendment No.1”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to the Staff’s comments by revising the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Registration Statement Amendment No.1 where the language addressing a particular comment appears.

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November 7, 2024

Registration Statement Filed October 17, 2024

Risk Factors
|“The current tensions in international trade and rising political tensions, particularly between the United States and China...”, page 64

1.	We note your revised disclosure in response to our prior comment 8 regarding the U.S. Commerce Department’s proposed ban on the sale of connected and autonomous vehicles in the U.S. that are equipped with Chinese software and hardware. Please further revise your risk factor to clarify whether and how the proposed rulemaking, if finalized as proposed, would materially impact your current business and operations in the U.S., including your research and development activities and road testing, as well as any potential future imports or sales into the U.S. market of connected vehicles using your technology.

The Company advises the Staff that if the U.S. Commerce Department’s proposed ban on the sale of connected and autonomous vehicles equipped with Chinese software and hardware in the U.S. took effect today as proposed, the management does not expect any material adverse impact on its limited U.S. operations. Specifically, the Company conducts independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. The VCS hardware we use in U.S.-based testing is partly sourced from Chinese suppliers, which are easily replaceable without material disruptions. With respect to imports and sales, the Company’s limited U.S. revenue in the past (less than 1% of total revenues in 2023 and the six months ended June 30, 2024 as currently disclosed) were primarily derived from its licensing and applications business, which did not involve sales of any connected and autonomous vehicles that were equipped with Chinese software or hardware subject to the proposed rule. Additionally, the Company currently has no plans to sells its products in the U.S. in the future. The Company has revised the disclosure on page 66 of the Registration Statement Amendment No.1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 109

2.	We note your response to prior comment 7. Please clarify your licensing and applications revenues discussion on page 112 by quantifying the increases of your various services and products, or by quantifying the increases and presenting the total revenues for all the various products and services, such as POV intelligent solutions, value-added technological services and V2X (vehicle-to-everything)

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 114 of the Registration Statement Amendment No.1.

Draft Registration Statement Submitted September 9, 2024

Financial Statements
Note 13. Subsequent Events, page F-84

11.	Please explain to us how you are accounting for the modification of the terms of the outstanding Preferred Shares. Provide references to the accounting literature relied upon as a basis for your accounting.

The Company respectfully acknowledges the Staff’s comment and notes that current U.S. GAAP does not explicitly address the accounting for modifications or exchanges of mezzanine equity-classified preferred stock. As such, the Group considered the three different approaches remarked by Kirk Crews, then a professional accounting fellow in the SEC’s Office of the Chief Accountant, before the 2014 AICPA Conference on Current SEC and PCAOB Developments, to evaluate whether the amendments in terms reflect a modification or an extinguishment of Preferred Shares. The Group notes it previously did not have an accounting policy for accounting for preferred stock modifications and applied the fair value approach. Based on the valuation results, the fair value of modified Series A, B, B+, B2 and C Preferred Shares decreased by less than 10 percent immediately before and after the change in terms, while the fair value of modified Series C+ and D Preferred Shares increased by more than 10 percent. The Group concluded that the modification occurred for the existing Series A, B, B+, B2 and C Preferred Shares, and an extinguishment occurred for existing Series C+ and D Preferred Shares. The conclusion reached under the fair value approach does not contradict with the qualitative assessments.

For the modification of existing Series A, B, B+, B2 and C Preferred Shares, the Group referred to accounting model for a modified share-based payment award that is classified as equity and remains classified in equity after the modification as addressed in ASC 718-20-35. Under the share-based payment award model, the incremental fair value from the modification is recognized as an expense in the income statement to the extent the modified instrument has a higher fair value. Modifications that result in a decrease in the fair value of an equity-classified share-based payment award are not recognized. In our case, the fair value of modified Series A, B, B+, B2 and C Preferred Shares each decreased by less than 10 percent immediately before and after the change in terms. Based on the above literature, modifications that result in a decrease in the fair value of Series A, B, B+, B2 and C Preferred Shares are not recognized.

November 7, 2024

For the extinguishment of the existing Series C+ and Series D Preferred Shares, these instruments should be accounted for as a redemption of the existing instruments and issuance of new instruments in accordance with ASC 260-10-S99-2, wherein “the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock”. As such, the difference of $261.5 million between the fair value of the modified Series C+ and Series D Preferred Shares (new instruments) and the carrying value of the existing Series C+ and Series D Preferred Stock (old instruments) was recognized as a deemed dividend, within accumulated deficit. Because the modifications involved the entire class of shareholders for Series C+ and Series D, respectively, the Group concluded the incremental fair value is a dividend (a pro rata distribution).

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November 7, 2024

If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tian Gao, Vice President
Pony AI Inc.

Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang
Deloitte Touche Tohmatsu Certified Public Accountants LLP

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